UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Interstate Power and Light Company

(Exact name of registrant as specified in its charter)

Iowa	42-0331370
(State of incorporation or organization)	(IRS Employer Identification No.)

Alliant Energy Tower
200 First Street SE
Cedar Rapids, Iowa	52401
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
5.100% Series D Cumulative Perpetual Preferred Stock, $.01 par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Reg. No. 333-178577-02

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

The class of securities to be registered hereby is the preferred stock, $.01 par value, designated as 5.100% Series D Cumulative Perpetual Preferred Stock (the “Series D Preferred Stock”), of Interstate Power and Light Company, an Iowa corporation (the “Company” or “IPL”). Pursuant to the Company’s Restated Articles of Incorporation (the “Articles”) the Company is currently authorized to issue 40,000,000 shares of capital stock, of which 24,000,000 are designated common stock, $2.50 par value (the “Common Stock”), and 16,000,000 shares are designated preferred stock, $.01 par value. As of March 14, 2013, there were outstanding 13,370,788 shares of Common Stock, all of which are owned by the Company’s parent corporation, Alliant Energy Corporation, and 6,000,000 shares of 8.375% Series B Cumulative Preferred Stock, $.01 par value, all of which have been called for redemption.

The Company’s Board of Directors (the “Board”) is divided into three classes serving staggered three-year terms. The Articles authorize the Board to issue preferred stock in series, to be issued out of authorized preferred stock and without approval of the Company’s shareowners. The Articles also authorize the Board to fix and determine the rights and preferences of any series so established with respect to the voting power of the shares, the rate and nature of dividends, the price at and terms and conditions on which shares may be redeemed, the terms and conditions for conversion into any other class or series of the Company’s stock, the amount payable in the event of the Company’s voluntary or involuntary liquidation and any sinking fund provisions for redemption or repurchase of shares. The Board has classified 8,000,000 shares of the Company’s authorized but unissued shares of preferred stock as a series of the Company’s preferred stock designated as 5.100% Series D Cumulative Perpetual Preferred Stock. When issued and paid for in the manner described in the prospectus supplement dated March 14, 2013, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 15, 2013 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, to the prospectus (the “Base Prospectus”) included in the Company’s automatic shelf registration statement on Form S-3 (Reg. No. 333-178577-02), as filed with the Commission on December 16, 2011, the shares of Series D Preferred Stock will be validly issued, fully paid and nonassessable. The Board may authorize the issuance and sale of additional shares of Series D Preferred Stock from time to time.

The terms of the preferred stock are contained in Articles of Amendment to the Articles. The following is a summary of the Series D Preferred Stock. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Amendment to the Articles, which is filed as an exhibit to the Company’s current report on Form 8-K, as filed with the Commission on March 20, 2013, and which is incorporated by reference herein. Additionally, the descriptions set forth under the section “Description of Preferred Stock” of the Base Prospectus are incorporated by reference herein.

Listing

The Company has applied to list the Series D Preferred Stock on the New York Stock Exchange (the “NYSE”) under the symbol “IPL/PRD.” If the application is approved, trading of the Series D Preferred Stock is expected to commence within 30 days after the initial delivery of the Series D Preferred Stock.

Ranking

The Series D Preferred Stock will rank senior to the Common Stock and to any other of the Company’s equity securities that it may issue in the future that by their terms rank junior to the Series D Preferred Stock with respect to payment of dividends and distribution of assets upon the Company’s liquidation, dissolution or winding up. The Series D Preferred Stock will rank on a parity to any other of the Company’s Series D Preferred Stock that it may later authorize or issue, and to any other of the Company’s equity securities that it may issue in the future that by their terms rank pari passu with the Series D Preferred Stock, with respect to payment of dividends and distribution of assets upon our liquidation, dissolution or winding up. The Series D Preferred Stock will rank junior to any other of the equity securities the Company may issue in the future that by their terms rank senior to the Series D Preferred Stock with respect to payment of dividends and distribution of assets upon the Company’s liquidation, dissolution or winding up.

Dividends

The holders of shares of Series D Preferred Stock will be entitled to receive, when, as and if declared by the Board out of funds legally available for the payment of dividends, cash dividends at an annual rate of 5.100% of the liquidation preference per share of the Series D Preferred Stock. Dividends on the Series D Preferred Stock will accrue and be cumulative from, and including, the date of original issuance. Dividends will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2013. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day and no interest, additional dividends or other sum will accrue on the amount so payable. Dividends will be payable on those dates to holders of record as they appear in the Company’s stock records at the close of business on the applicable record date, which will be the last business day of the month prior to the month in which the applicable dividend payment date falls. The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in the period.

The Board will not authorize, and the Company will not pay, any dividends on the shares of Series D Preferred Stock or set aside funds for the payment of dividends if the terms of any of the Company’s agreements, including agreements relating to the Company’s indebtedness, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement, or if the authorization, payment or setting aside of funds is restricted or prohibited by law. The Company is and may in the future become a party to agreements which restrict or prevent the payment of dividends on, or the purchase or redemption of, shares. These restrictions may be indirect, for example, covenants requiring the Company to maintain specified levels of net worth or assets, or direct.

Notwithstanding the foregoing, dividends on the shares of Series D Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of dividends and whether or not dividends are authorized or declared. Accrued but unpaid dividends on shares of Series D Preferred Stock will not bear interest, and holders of the Company’s preferred stock will not be entitled to any dividends in excess of full cumulative dividends as described above. The Company will credit any dividend made on shares of Series D Preferred Stock first to the earliest accrued and unpaid dividend due. The Company will not pay any dividends on its Common Stock or any other of its equity securities that by their terms rank junior to the Series D Preferred Stock with respect to payment of dividends if dividends payable on the shares of Series D Preferred Stock are in arrears.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of shares of Series D Preferred Stock will be entitled to payment, out of the Company’s assets available for distribution, of an amount equal to the $25 liquidation preference per share of Series D Preferred Stock held by that holder. In addition, such holder will be entitled to payment of an amount equal to all accrued and unpaid dividends on those shares to, but excluding, the date of liquidation, dissolution or winding up. The holders of the shares of Series D Preferred Stock are entitled to these payments before any distribution is made on any junior stock, including Common Stock. After payment in full of the liquidation preference and the amount equal to all accrued and unpaid dividends to which holders of the shares of Series D Preferred Stock are entitled, the holders will not be entitled to any further participation in any distribution of the Company’s assets. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the shares of Series D Preferred Stock and any other outstanding series of preferred stock ranking on a parity with the Series D Preferred Stock are not paid in full, then the holders of shares of Series D Preferred Stock and the holders of the parity stock will share equally and ratably in any distribution of the Company’s assets in proportion to the full distributable amounts to which each such holder is entitled.

Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of the Company’s property or assets nor the consolidation, merger or amalgamation of the Company with or into any other entity or the consolidation, merger or amalgamation of any other entity with or into the Company will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company.

Redemption

Optional Redemption

On or after March 15, 2018, the Company may redeem the Series D Preferred Stock, at its option, in whole or in part from time to time, upon not less than 30 nor more than 90 days’ notice, at a price of $25 per share, plus an amount equal to accrued and unpaid dividends to, but excluding, the date of redemption.

Redemption Following a Rating Agency Event

Before March 15, 2018, the Company will have the right to redeem the Series D Preferred Stock, in whole but not in part, at any time upon a redemption notice delivered within 90 days after the conclusion of any review or appeal process instituted by the Company following the occurrence and continuation of a Rating Agency Event (as defined below), at a redemption price equal to 102% of the principal amount of the Series D Preferred Stock being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

“Rating Agency Event” means a change to the methodology or criteria that were employed by an applicable nationally recognized statistical rating organization for purposes of assigning equity credit to securities such as the Series D Preferred Stock on the date of initial issuance of the Series D Preferred Stock, or the current methodology, which change either (i) shortens the period of time during which equity credit pertaining to the Series D Preferred Stock would have been in effect had the current methodology not been changed, or (ii) reduces the amount of equity credit assigned to the Series D Preferred Stock as compared with the amount of equity credit that such rating agency had assigned to the Series D Preferred Stock as of the date of initial issuance thereof.

Redemption Procedures

The Company will provide not less than 30 nor more than 90 days’ notice to each registered holder of the Series D Preferred Stock to be redeemed. If the redemption notice is given and funds deposited as required, then interest will cease to accrue from and after the date of redemption on the Series D Preferred Stock or portions of the Series D Preferred Stock called for redemption. In the event that any date of redemption is not a business day, the Company will pay the redemption price on the next business day without any interest or other payment due to the delay.

Maturity

The Series D Preferred Stock does not have any maturity date, and the Company is not required to redeem the Series D Preferred Stock. In addition, the Company is not required to set aside funds to redeem the Series D Preferred Stock. Accordingly, the Series D Preferred Stock will remain outstanding indefinitely unless the Company decides to redeem them.

Voting Rights

The shares of Series D Preferred Stock will generally have no voting rights except as set forth below or as otherwise provided by Iowa law. In the event that any six quarterly cumulative dividends, whether consecutive or not, payable on the shares of Series D Preferred Stock are in arrears, the holders of the shares of Series D Preferred Stock will have the right, voting together as a single class with holders of any other series of preferred stock ranking on a parity with the Series D Preferred Stock as to payment of dividends, and upon which like voting rights have been conferred and are exercisable, at the next meeting of shareowners called for the election of directors, to elect two members of the Board. The right of such holders of Series D Preferred Stock to elect members of the Board will continue until such time as all dividends accumulated and in arrears on such shares of Series D Preferred Stock have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay dividends as described above. Upon any termination of the right of the holders of Series D Preferred Stock to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately.

In addition to any other vote or consent described herein or required by law, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series D Preferred Stock and any other series of preferred stock upon which like voting or consent rights have been conferred, voting together as a single class, the Company shall not:

(i) issue any class of stock in addition to the preferred stock ranking senior to the preferred stock, or any series thereof, as to the payment of dividends or the distribution of assets, provided, however the Board may create a series of preferred stock ranking senior to any other series of preferred stock as to the payment of dividends or distribution of assets without a vote by the existing preferred stock or any series thereof if the Company’s shareholders previously authorized such action by the Board;

(ii) adopt any amendment to the Articles that adversely alters the preferences, powers and rights of the preferred stock (provided, that Articles of Amendment to issue a series of preferred stock shall not be considered to adversely alter the preferences, powers and rights of the preferred stock solely because such series is on parity with the preferred stock with respect to payment of dividends and distribution of assets); or

(iii) issue any shares of preferred stock of any series if the cumulative dividends payable on the Series D Preferred Stock are in arrears.

In addition to any other vote or consent described herein or required by law, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series D Preferred Stock, voting as a separate class, the Company shall not adopt any amendment to the Articles that adversely alters the preferences, powers and rights of the Series D Preferred Stock in a manner that does not similarly affect all series of preferred stock (provided, that Articles of Amendment to issue a series of preferred stock shall not be considered to adversely alter the preferences, powers and rights of the Series D Preferred Stock solely because such series is on parity with the Series D Preferred Stock with respect to payment of dividends and distribution of assets).

In addition to any other vote or consent described herein or by required law, without the affirmative vote or consent of the holders of a majority of the outstanding shares of the Series D Preferred Stock and any other series of preferred stock upon which like voting or consent rights have been conferred, voting together as a single class, the Company shall not increase the amount of authorized shares of the preferred stock or create or issue any class of stock in addition to the preferred stock ranking on a parity with the preferred stock, or any series thereof, as to the payment of dividends or the distribution of assets. Notwithstanding the foregoing, the Board may increase the authorized amount of a series of preferred stock or create an additional series of preferred stock ranking on parity with any other series of preferred stock as to the payment of dividends or the distribution of assets without a vote by the existing preferred stock or any series thereof if the Company’s shareholders previously authorized such action by the Board.

On any matter described above in which the holders of the shares of Series D Preferred Stock are entitled to vote as a class, such holders will be entitled to one vote per share. On any other matter for which holders of the shares of Series D Preferred Stock are provided the right to vote together with holders of the Common Stock under Iowa law, if any, holders of the shares of Series D Preferred Stock will be entitled to the number of votes per share determined by dividing the liquidation preference of such share by 100.

The voting rights described above do not restrict the Company’s ability to issue shares of its 16,000,000 authorized shares of blank check preferred stock.

Conversion Rights

The holders of shares of the Series D Preferred Stock will not have any rights to convert shares of Series D Preferred Stock into shares of any other class or series of the Company’s capital stock or any other security.

Information Rights

During any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series D Preferred Stock are outstanding, the Company will (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of shares of Series D Preferred Stock, as their names and addresses appear in the Company’s record books and without cost to such holders, copies of the annual reports and quarterly reports that the Company would have been required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any prospective holder of Series D Preferred Stock. The Company will mail (or otherwise provide) the information to the holders of shares of Series D Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if the Company were subject to Section 13 or 15(d) of the Exchange Act.

Transfer Agent

Wells Fargo Bank, National Association will act as transfer agent and registrar for the Series D Preferred Stock. The Company can remove the transfer agent with or without cause upon 30 days’ notice and upon payment of all amounts due to the transfer agent.

The Company and certain of its affiliates maintain banking and other business relationships in the ordinary course of business with the transfer agent and its affiliates. In addition, the transfer agent and certain of its affiliates may serve as transfer agent for other securities issued by the Company or by its affiliates.

To the extent provided in the transfer agency agreement, the transfer agent will have a prior claim on amounts held by it under the transfer agency agreement for the payment of its compensation and expenses and for the repayment of advances made by it to effect performance of some covenants in the transfer agency agreement.

Item 2.	Exhibits.

Exhibit Number	Description

(1)	Restated Articles of Incorporation of IPL (incorporated by reference to Exhibit 3.5 to IPL’s Form 10-K for the year 2003 (File No. 001-04117))

(2)	Articles of Amendment to the Restated Articles of Incorporation of IPL, including the Certificate of Designation for the Series D Preferred Stock (incorporated by reference to Exhibit 3.1 to IPL’s Form 8-K, dated March 14, 2013 (File No. 001-04117))

(3)	Restated Bylaws of IPL, effective as of December 6, 2006 (incorporated by reference to Exhibit 3.3 to IPL’s Form 8-K, dated December 6, 2006 (File No. 001-04117))

(4)	Form of Preferred Stock Certificate (incorporated by reference to Exhibit 4.1 to IPL’s Form 8-K, dated March 14, 2013 (File No. 001-04117))

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

INTERSTATE POWER AND LIGHT COMPANY

By:	/s/ Thomas L. Hanson
Thomas L. Hanson
Senior Vice President & Chief Financial Officer

Dated: March 21, 2013.

INTERSTATE POWER AND LIGHT COMPANY

FORM 8-A

EXHIBIT INDEX

Exhibit Number	Description

(1)	Restated Articles of Incorporation of IPL (incorporated by reference to Exhibit 3.5 to IPL’s Form 10-K for the year 2003 (File No. 001-04117))

(2)	Articles of Amendment to the Restated Articles of Incorporation of IPL, including the Certificate of Designation for the Series D Preferred Stock (incorporated by reference to Exhibit 3.1 to IPL’s Form 8-K, dated March 14, 2013 (File No. 001-04117))

(3)	Restated Bylaws of IPL, effective as of December 6, 2006 (incorporated by reference to Exhibit 3.3 to IPL’s Form 8-K, dated December 6, 2006 (File No. 001-04117))

(4)	Form of Preferred Stock Certificate (incorporated by reference to Exhibit 4.1 to IPL’s Form 8-K, dated March 14, 2013 (File No. 001-04117))